Annual Meeting of Holders of
Common Shares of
Talisman Energy Inc.
May 1, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business

Outcome of Vote

1(a) Ballot on the nominees for election as directors:

Nominee	For	Withheld
Christiane Bergevin	763,253,458 97.97%	15,795,667 2.03%
Donald J. Carty	723,146,811 92.82%	55,902,314 7.18%
William R.P. Dalton	761,482,294 97.75%	17,566,831 2.25%
Kevin S. Dunne	764,737,265 98.16%	14,311,860 1.84%
Harold N. Kvisle	728,145,598 93.47%	50,903,527 6.53%
John A. Manzoni	767,071,952 98.46%	11,977,173 1.54%
Lisa A. Stewart	722,206,952 92.70%	56,842,173 7.30%
Peter W. Tomsett	721,022,329 92.55%	58,026,796 7.45%
Michael T. Waites	764,249,196 98.10%	14,799,929 1.90%
Charles R. Williamson	766,098,971 98.34%	12,950,154 1.66%
Charles M. Winograd	759,827,792 97.53%	19,221,333 2.47%

2 The appointment of Ernst & Young LLP, Chartered Accountants as auditor:

For	Withheld
773,742,828	21,060,546

Carried[1]

3 Ballot, on an advisory basis, on the acceptance of the company's approach to executive compensation:

For	Against
681,820,982 87.52%	97,223,912 12.48%

Footnote:
1 Vote conducted by a show of hands.